UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                          Vineyard National Bancorp
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                              (Name of Issuer)

                        Common Stock, $.01 Par Value
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                       (Title of Class of Securities)

                                  927426106
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                               (CUSIP Number)

                            One Investments, LLC
                            c/o Douglas M. Kratz
                        852 Middle Road, Space #205,
                           Bettendorf, Iowa 52722
                               (563) 823-3300
    ---------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               April 30, 2008
    ---------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e),
   240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
   Section 240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).


   ITEM 1.   SECURITY AND ISSUER.

   This Statement constitutes Amendment No. 2 to the Schedule 13D filed on February 22, 2008 and amended on April 2, 2008 (the "Schedule 13D") and relates to the common stock, no par value ("Common Stock"), of Vineyard National Bancorp, a California corporation (the "Issuer"). All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

   ITEM 4.   PURPOSE OF TRANSACTION.

   On April 30, 2008, Mr. Kratz, on behalf of himself and One Investments, LLC, sent the letter attached hereto as Exhibit B to the board of directors of the Issuer to express concerns with regard to the delay by the Issuer in filing its Annual Report on Form 10-K for the period ended December 31, 2007 as well as to express concerns regarding the current board's response to the recently completed consent solicitation.

   The Reporting Persons have acquired the Common Stock for the purpose of investment. The Reporting Persons do not currently have definitive plans to take any of the following actions, but the Reporting Persons reserve the right in the future to: (i) request representation on the board of directors, (ii) solicit consents, or proxies, to be used at a regular or special meeting of the shareholders of the Issuer (iii) seek the removal and/or replacement of one or more members of senior management of the Issuer, (iv) initiate a tender offer for some or all of the Common Stock, (v) seek to cause the Issuer to enter into one or more significant business transactions, and/or (vi) develop other or additional plans or proposals which relate to, or are similar to, one or more of the foregoing.

   The Reporting Persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock. In addition the Reporting Persons, jointly or individually, may dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws.

   ITEM 5.   IN SECURITIES OF ISSUER.

   Mr. Kratz and One Investments, LLC disclaim beneficial ownership of Mr. Hansen's shares, and Mr. Hansen disclaims beneficial ownership of Mr. Kratz's and One Investments, LLC's shares.

   ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

   Exhibit A   Agreement Relating to the Filing of Joint Statements
               Pursuant to Rule 13d-1(k)

   Exhibit B   Letter to Board of Directors, dated April 30, 2008

   SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

   Dated: April 30, 2008
                                      ONE INVESTMENTS, LLC.



                                      By:  /s/ Douglas M. Kratz
                                           ----------------------
                                      Name:  Douglas M. Kratz
                                      Its:   Chairman



                                      /s/ Douglas M. Kratz
                                      ---------------------------
                                      Douglas M. Kratz



                                      /s/ Perry B. Hansen
                                      ---------------------------
                                      Perry B. Hansen


         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                                EXHIBIT A TO SCHEDULE 13D

            Agreement Relating to the Filing of Joint Statements
                          Pursuant to Rule 13d-1(k)

   Pursuant to Rule 13d-1(k)(1)(iii) of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, the undersigned agree that the Schedule 13D/A to which this Exhibit is attached is filed on their behalf in the capacities set out herein below.

   Dated as of April 30, 2008.

                                      ONE INVESTMENTS, LLC.



                                      By:  /s/ Douglas M. Kratz
                                           --------------------------
                                      Name:  Douglas M. Kratz
                                      Its:   Chairman



                                      /s/ Douglas M. Kratz
                                      -------------------------------
                                      Douglas M. Kratz



                                      /s/ Perry B. Hansen
                                      -------------------------------
                                      Perry B. Hansen

                                                EXHIBIT B TO SCHEDULE 13D


                            ONE INVESTMENTS, LLC
                                P. O. BOX 394
                         BETTENDORF, IA  52722-0007
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   April 29, 2008


   Members of the Board                    Via Facsimile:  951/893-2988
   Vineyard National Bancorp
   1260 Corona Pointe Court
   Corona, CA  92879

        Re: Delayed filing of the December 31, 2007 SEC Form 10-K for Vineyard National Bancorp ("Vineyard")

   Members of the Board:

   As a significant shareholder of Vineyard, through my ownership of One Investments, LLC, I am outraged at Vineyard's continued delay in filing of the company's 2007 10-K with the Securities and Exchange Commission. I contacted Chief Executive Officer LeSieur recently and was told by him that it was due to the company's external accountants not having completed its investigation of an information technology related issue. Subsequent to Mr. LeSieur's response, I did my own follow-up investigation and it appears that, if my information is accurate, the current delay has more to do with discussions with the external accountants concerning the timing (4th quarter of 2007 vs. 1st quarter 2008) of certain provisions to the company's Allowance for Loan and Lease Losses. Frankly, it is utterly ridiculous that, in view of Vineyard's size, it has taken this long to resolve any technology/accounting issues much less a timing issue relative to loan loss provisioning in back-to-back fiscal quarters. Even the multi-national financial institutions, as serious as their problems are, have been able to file financial statements in a timely manner.

   I think that the problem with your organization lies with the gentlemen sitting around the company's board table. In essence, you got your tails kicked in a proxy fight and now the company is paying for it. It seems to me that you very much enjoyed the ride (and at very generous if not excess compensation) when Mr. Morales and his management team built Vineyard up from a small community bank into a $2.5 billion super community bank. However, when issues arose and business became difficult, it all of the sudden became Mr. Morales' fault. Let's get real here, you all were part and parcel of the organization's growth strategy and now you want to lay all of its problems at Mr. Morales' feet.


   The company clearly lost its recent proxy fight. As I understand it, the company secured less than 20% of the votes as compared to Messrs. Morales and Salmanson obtaining well in excess of 50%. As you are well aware, Messrs. Morales and Salmanson do not need in excess 50% to elect their slate of directors...they only need to secure more votes in favor of their slate of directors than the company does in favor of its slate. Accordingly, in my opinion, the odds seem heavily in favor of the Morales/Salmanson slate of directors winning the upcoming election. Thus, it would be in the best interest of the company for the existing board to acknowledge this fact and not only assist, in a very professional manner, with the transition, but also in the interim, operate Vineyard in a safe and sound manner. If you don't and it comes to light that the board has squandered the company's resources on a witch-hunt to fight off Messrs. Morales and Salmanson, I intend to hold every one of you accountable. I am dead serious...you appear to have lost the battle, now graciously accept defeat and assist in the transition and, by no means, squander any more of the company's resources on events you appear to have no control over. Respect the company and its all-important shareholders.

   Respectfully,

   ONE INVESTMENTS, LLC

   /s/ Douglas M. Kratz
   ----------------------
   Douglas M. Kratz
   Chairman

   Cc:  Perry B. Hansen
        Richard T. Miller, Esq.